SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Press Release of July 31, 2008 – Announcement of temporary suspension of trading in ordinary shares due to conversion from bearer to registered shares.

Press Release of August 6, 2008 – Announcement of acquisition of Socib S.p.A., the second largest Coca-Cola franchise bottler in Italy.

Press Release of August 26, 2008 – Announcement of information pursuant to Article 4 Paragraph 2F of Greek Law 3401/2005 regarding the admission for listing of shares pursuant to employee stock option plans.

Press Release of September 5, 2008 – Announcement of trading date of new ordinary shares resulting from exercise of stock options.

Press Release of September 18, 2008 – Announcement of recognition as global sustainability leader in the Food and Beverage industry.

Press Release of September 24, 2008 – Announcement of notification pursuant to Greek Law 3556/2007.

Press Release of October 2, 2008 – Announcement of update on current trading and full year outlook.

Press Release of October 7, 2008 – Announcement of scheduling of third quarter 2008 financial results and conference call date.

Press Release of October 22, 2008 – Announcement of appointment of Robert Murray as Deputy CFO.

Press Release of November 5, 2008 – Results for the nine months ended September 26, 2008 (IFRS).

Coca-Cola Hellenic Bottling Company S.A.

announces the temporary suspension of trading in its ordinary shares due to their conversion from bearer to registered shares

Athens, Greece – 31 July 2008 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces the temporary suspension of trading in its ordinary shares due to their conversion from bearer to registered shares.

The Annual General Meeting of the Company’s shareholders that was held on 23 June 2008 approved the conversion of the Company’s 365,373,700 ordinary shares from bearer to registered shares. The Ministry of Development, in its decision number K2-9386 / 14.7.2008, has approved the amendment of the relevant article of the Company’s Articles of Association. The Board of Directors of the Athens Exchange (ATHEX) has approved the listing of the new shares resulting from the conversion.

According to the Regulation of ATHEX, for the conversion of the shares to take effect, trading in the Company’s shares must be temporarily suspended for a period of up to five working days.

Accordingly, 8 August 2008 will be the last day of trading on ATHEX of the Company’s 365,373,700 bearer shares. From the next business day, 11 August 2008, trading of the Company’s bearer ordinary shares will cease for the purpose of their conversion into an equal number of registered ordinary shares. On 18 August 2008, trading of the new 365,373,700 registered ordinary shares will commence on ATHEX.

The Company also announces that during the period that trading on the main market will be suspended, trading will be also temporarily suspended on the New York Stock Exchange and on the Australian Stock Exchange (ASX), where the Company’s American Depositary Receipts (ADRs) and Chess Depositary Instruments (CDIs), respectively, are listed. The Company has applied for a temporary suspension on the NYSE and ASX in the interests of promoting fairness to all shareholders and protecting investors during a period when they will not have access to share price information from the ATHEX. Trading on the secondary market of the London Stock Exchange (LSE) will continue during the same period since the Listing Rules of the United Kingdom Listing Authority do not provide for a temporary suspension of trading under these circumstances.

INQUIRIES

Company contacts: Coca-Cola Hellenic George Toulantas Deputy Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world's largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic‘s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

announces the acquisition of Socib S.p.A., the second largest

Coca-Cola franchise bottler in Italy

Athens, Greece 6 August 2008 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) today announced that it has reached an agreement to acquire Socib S.p.A. (Socib), the second largest Coca-Cola franchise bottler in Italy.

The total net consideration for the transaction is €270 million (including debt but excluding acquisition costs).  The final purchase price is subject to certain adjustments.  The acquisition is subject to regulatory approvals and is expected to be finalised in the fourth quarter of 2008.  As such, we expect the transaction to have a negligible impact on earnings in 2008.

The acquisition of Socib will expand Coca-Cola Hellenic’s footprint in Italy through the addition of five regions in Southern Italy comprising a population of nearly 14 million. The acquisition will increase the scale of Coca-Cola Hellenic’s operations in Italy by approximately 25% in terms of volume, and will offer attractive growth opportunities by aligning country-wide marketing initiatives, enhancing relationships with key account customers and sharing best practices in commercial activities.  In addition, the acquisition is expected to create direct revenue synergies, such as driving growth through the Company’s Fonti del Vulture water business by leveraging Socib’s existing salesforce.  We also expect to realise cost efficiencies benefiting from the increased scale of our Italian operations.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, said “We are delighted with this acquisition, as it extends our footprint into southern Italy and complements our existing franchise in Central and Northern Italy. Socib has built a strong franchise, and we see significant opportunities in combining the two businesses.  In particular, the acquisition allows us to leverage the depth of our existing local expertise and effective selling systems to create a stronger platform from which to compete across an expanded territory in the attractive Italian market.

More importantly, this transaction is consistent with Coca-Cola Hellenic’s long term objective of delivering superior growth and returns for shareholders through the continued extension of our proven business model into new territories and product categories.  I am also pleased to announce that Socib’s CEO, Fabrizio Capua, will become Chairman of our enlarged Italian business while Dario Rinero, Hellenic’s current Managing Director in Italy, will assume executive responsibility for our entire Italian operations.”

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

About Socib S.p.A.

Socib was founded in Reggio Calabria in 1962 as a Coca-Cola franchise bottler in southern Italy. In 1974, the Capua family acquired the company and in the 1990’s extended its franchise coverage further in mainland southern Italy as well as Sardinia.  Today, Socib covers a territory comprising five regions (Campania, Puglia, Basilicata, Calabria and Sardinia).  Socib is headquartered in Marcianise (near Naples) and operates four plants comprising eleven production lines.

INQUIRIES Company contacts: Coca-Cola Hellenic George Toulantas Deputy Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2008 and future years, business strategy and the effects of the macro-economic environment and global oil prices on our business and financial condition, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005
REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY
PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES
AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, Greece – August 26, 2008 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in August 2008 of stock options by employees of the Company and its affiliated companies, pursuant to stock option plans approved by the General Meetings of the Company.  The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.                                       The offering was made to 99 employees of the Group (81 of which are employees of the Company’s foreign affiliates). Out of those employees, 3 persons (all of them are employees of the Company’s foreign affiliates) exercised their Stock Options by written notice to the Company’s Board of Directors.

2.                                       The offering was made with respect to an aggregate of 1,439,196 new ordinary shares of the Company, of a nominal value of EUR 0.50 each, out of which 28,397 options were actually exercised and an equal number of shares was issued. The total number of Stock Options that have been granted by the Board of Directors, as authorised by the General Meeting of shareholders, amounts to 13,227,811. Out of these options, certain options have already vested, the remaining options will have vested by June 20, 2011 and 4,345,315 options remain unexercised.

3.                                       The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Adjusted exercise price in EUR following the issuance of bonus shares*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	23.32		15.55		0.00	0.00
2.	22.11.2001	13.12.2001	20.97		13.98		946	13,225.08
3.	22.11.2001	13.12.2001	17.06		11.37		27,451	312,117.87
4.	22.11.2001	13.12.2001	14.68		9.79		0.00	0.00
5.	22.11.2001	13.12.2001	12.08		8.05		0.00	0.00
6.	22.11.2001	13.12.2001	14.53		9.69		0.00	0.00
7.	06.06.2003	23.06.2003	12.95		8.63		0.00	0.00
8.	06.06.2003	15.12.2003	16.76	**	11.17		0.00	0.00
9.	06.06.2003	03.12.2004	18.63	**	12.42		0.00	0.00
10.	17.06.2005	02.12.2005	23.30	**	15.53		0.00	0.00
11.	17.06.2005	21.03.2006	24.85	**	16.57		0.00	0.00
12.	17.06.2005	23.06.2006	23.02	**	15.35		0.00	0.00
13.	17.06.2005	13.12.2006	28.06	**	18.71		0.00	0.00
14.	17.06.2005	13.12.2007	—		28.75	**	0.00	0.00
15.	17.06.2005	20.06.2008	—		24.54	**	0.00	0.00
Total:							28,397	325,342.95

(*)The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently readjusted as a consequence of the decision of the General Meeting dared 15.10.2007 that decided to issue bonus shares.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

4.                                       The payment of the share capital increase of the Company was completed on 6 August 2008 and was certified by virtue of a decision of the Company’s Board of Directors dated 7 August 2008. The Ministry of Development proceeded, to the registration of the share capital increase and the certification of its payment with the Companies Registry (Decisions number K2-10549/21.08.2008) and K2-10549 (bis)/21.08.2008.

5.                                       The share capital of the Company was increased by EUR 14,198.50, whereas the share premium account was increased by EUR 311,144.45. As a result, the share capital of the Company amounts to EUR 182,701,048.50 and is divided into 365,402,097 ordinary shares of a nominal value of EUR 0.50 each.

6.                                       The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Stock Exchange.

The person responsible for compiling this document and for the accuracy of the information set forth herein is Mrs. Sarah Robinson, Rewards Director, tel.: 210 61 83 175. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Frangoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com). Further information may be obtained from Mr. Vassilis Fragoulis, Compensation and Benefits Manager, tel.: 210 61 83 312.

INQUIRIES

Company contacts: Coca-Cola Hellenic Sarah Robinson Rewards Director	Tel: +30 210 61 83 175 email: sarah.robinson @cchellenic.com

Vassilis Fragoulis Compensation and Benefits Manager	Tel: +30 210 61 83 312 email : vassilis.fragoulis@cchellenic.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting from exercise of stock options

Maroussi, Greece – 5 September 2008 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of Tuesday September 9th, 2008, a total of 28,397 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to € 14,198.50 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to €182,701,048.50 divided into 365,402,097 shares with a nominal value of €0.50 each.

The new 28,397 shares have been distributed to a total of 3 employees as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Adjusted exercise price in EUR following the issuance of bonus shares*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	23.32		15.55		0.00	0.00
2.	22.11.2001	13.12.2001	20.97		13.98		946	13,225.08
3.	22.11.2001	13.12.2001	17.06		11.37		27,451	312,117.87
4.	22.11.2001	13.12.2001	14.68		9.79		0.00	0.00
5.	22.11.2001	13.12.2001	12.08		8.05		0.00	0.00
6.	22.11.2001	13.12.2001	14.53		9.69		0.00	0.00
7.	06.06.2003	23.06.2003	12.95		8.63		0.00	0.00
8.	06.06.2003	15.12.2003	16.76	**	11.17		0.00	0.00
9.	06.06.2003	03.12.2004	18.63	**	12.42		0.00	0.00
10.	17.06.2005	02.12.2005	23.30	**	15.53		0.00	0.00
11.	17.06.2005	21.03.2006	24.85	**	16.57		0.00	0.00
12.	17.06.2005	23.06.2006	23.02	**	15.35		0.00	0.00
13.	17.06.2005	13.12.2006	28.06	**	18.71		0.00	0.00
14.	17.06.2005	13.12.2007	—		28.75	**	0.00	0.00
15.	17.06.2005	20.06.2008	—		24.54	**	0.00	0.00
Total:							28,397	325,342.95

(*)The exercise price per share in relation to the Company’s Stock Option Plans, as this had been initially determined by the decisions of the General Meeting of the Company’s shareholders dated 22.11.2001, 06.06.2003 and 17.06.2005 accordingly, was readjusted as a result of the decision of the General Meeting of the Company’s shareholders for the granting of bonus shares, dated 15 October 2007.

(**) Denotes that such exercise price was calculated as the average value of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on August 7, 2008, in accordance with the resolutions of the General Meetings listed above. The Ministry of

Development approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcements no. K2-10549/21.08.2008 and K2-10549 (bis)/21.08.2008.

The Board of Directors of the Athens Exchange approved on Thursday September 4th ,2008 the commencement of trading of the 28,397 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on Tuesday September 9th, 2008. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 par. 2 f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com

INQUIRIES

Company contacts: Coca-Cola Hellenic Sarah Robinson Rewards Director	Tel: +30 210 61 83 175 email: sarah.robinson@cchellenic.com

Vassilis Fragoulis Compensation and Benefits Manager	Tel: +30 210 61 83 312 email : vassilis.fragoulis@cchellenic.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

recognised as a global sustainability leader in the Food and Beverage industry

Athens, Greece 18 September 2008 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) is pleased to announce that it has been included in the Dow Jones Sustainability Indexes (DJSI).  This follows a thorough independent analysis of Coca-Cola Hellenic’s corporate economic, environmental and social performance, as well as corporate governance, risk management, branding, climate change mitigation, supply chain standards and labor practices.

Coca-Cola Hellenic’s inclusion in both the Dow Jones Sustainability World Index and Dow Jones STOXX Sustainability Index follows the Company’s annual listing in the FTSE4Good Index since 2002.  This demonstrates Coca-Cola Hellenic’s commitment to behaving in a socially responsible manner in every aspect of its operations and making a positive contribution to global sustainable development.

Launched in 1999, the Dow Jones Sustainability Indexes are the first global indexes tracking the financial performance of the leading sustainability-driven companies worldwide. The Dow Jones Sustainability Indexes follow a best-in-class approach and include sustainability leaders from each industry on a global and regional level respectively. This evaluation takes account of general as well as industry specific sustainability criteria.

Commenting, Mr. Doros Constantinou, Managing Director, said, “Clearly we are delighted to be accepted onto the DJSI World and STOXX Indexes, and we are pleased that the commitment and efforts of our employees have been recognized. Our goal now is to sustain the listing by continuing to apply the principles of sustainability and social responsibility that we consider as an essential part of our long-term strategy.”

Further details of Coca-Cola Hellenic’s sustainability activities can be found in the Company’s 2007 Social Responsibility Report which is available at www.cchellenic.com.

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) stock exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).  Coca-Cola Hellenic is listed on the Dow Jones Sustainability and FTSE4Good Indexes.  For more information, please visit www.coca-colahellenic.com.

INQUIRIES Company contacts: Coca-Cola Hellenic George Toulantas Deputy Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

Notification pursuant to Greek Law 3556/2007

Athens, Greece – 24 September 2008 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announces that on September 23, 2008 it was informed by Kar-Tess Holding S.A. that on September 19, 2008 it acquired 22,303,875 ordinary shares of Coca-Cola Hellenic from its parent company Boval S.A. in an over-the-counter transaction for a total consideration of 361,768,852 Euro.

Prior to this intra-group transaction, Kar-Tess Holding S.A. held 85,468,398 ordinary shares representing 23.4% of Coca-Cola Hellenic’s total ordinary shares and voting rights. Following this intra-group transaction, Kar-Tess Holding S.A. owns directly 107,772,273 common shares representing 29.5% of Coca-Cola Hellenic’s total ordinary shares and voting rights.

This transaction was notified to Coca-Cola Hellenic by Kar-Tess Holding S.A. and Boval S.A. according to Law 3556/2007 due to Kar-Tess Holding S.A. exceeding the voting rights threshold provided by such law and according to Law 3340/2005 due to their close relation with Mr. George David, Chairman of the Board of Directors of Coca-Cola Hellenic and Mr. Anastasios P. Leventis, Vice-Chairman of the Board of Directors of Coca-Cola Hellenic.

INQUIRIES

Company contacts: Coca-Cola Hellenic George Toulantas Deputy Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact:
Financial Dynamics US
David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) stock exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).  Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes.  For more information, please visit www.coca-colahellenic.com.

Coca-Cola Hellenic Bottling Company S.A.

provides update on current trading and full year outlook

Athens, Greece – 2 October 2008 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) provides an update on current year guidance to reflect the impact from further cyclical economic weakness and continued poor weather in certain key markets.

In the third quarter, Coca-Cola Hellenic achieved continued volume growth of approximately 4.5%, a solid achievement building on strong volume growth of 12% achieved in the comparable prior-year period.  However, this performance in the third quarter was below our expected 7% volume growth, resulting from adverse weather in key countries and lower consumer confidence stemming from slowing economic growth and increasing inflationary pressures. Nevertheless, we continue to maintain or grow our volume and value shares in most of our territories.

In Russia, our largest market in terms of volume, continued exceptional poor weather contributed to a volume decline of approximately 4.5% in the third quarter.  In addition, there are signs that sustained high inflation and recent volatility in the financial markets are weighing on consumer confidence which causes us to adopt a more cautious outlook for the balance of year. Despite this challenging operating environment, we continue to grow both our volume and value share in Russia across the total alcohol free beverage market.

Our year-to-date operating profit (EBIT) performance is being affected both by the slowdown in volume growth and by adverse product/ channel mix that results from a decrease of discretionary consumer spending in our higher-margin products and channels. However, as the third quarter progressed, we achieved a sequential monthly improvement in operating profit from implementing planned pricing and cost-saving initiatives. As a result, we expect our EBIT growth for the third quarter to be broadly flat.

As we enter the seasonally smaller fourth quarter, we expect to realise continued improvement in operating profit through our planned cost saving and revenue growth initiatives.

While we remain cautious of the current economic environment and continued financial market volatility, our updated full year 2008 guidance is as follows:

•                  Volume growth of approximately 4% (6% previously)

•                  EBIT broadly stable compared with last year (5% to 7% previously)

•                  EPS broadly stable compared with last year (5% to 8% previously)

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

‘Following further economic deterioration and continued adverse weather in some key markets during the course of the third quarter, we are today revising our full-year guidance. While we remain vigilant with respect to economic developments, we are maintaining our focus on continuing to execute effectively in the marketplace, so as to grow both market share and profitability. In addition, as we enter our 2009 business planning cycle, we are identifying further opportunities to reduce our costs and align our infrastructure to expected volume. The fundamentals of our business remain solid, as proven by the expansion of our market share across most of our territories. We continue to believe that our diverse country and product portfolio place us in an ideal position to maximise positive long-term industry trends and build shareholder value.’

Coca-Cola Hellenic management will host a conference call with financial analysts today to discuss the business update at 4pm Athens time (2pm London time, 9am New York time).

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) stock exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).  Coca-Cola Hellenic is included on the Dow Jones Sustainability and FTSE4Good Indexes.  For more information, please visit www.coca-colahellenic.com.

ENQUIRIES

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

George Toulantas Deputy Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact:
Financial Dynamics US
David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2008 and future years, business strategy and the effects of the macro-economic environment and global oil prices on our business and financial condition, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Conference call invitation for investors and analysts

Third quarter 2008 results on Wednesday, 5 November 2008

Athens, Greece – 7 October 2008 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Hellenic) announced today that it will release third quarter 2008 results on Wednesday 5 November 2008 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release and presentation slides will be available as of that time on our website: www.coca-colahellenic.com.

Hellenic’s management will host a conference call with financial analysts and investors discussing the results, on:

Date:	Wednesday, 5 November 2008

Time:	4:00 pm Athens Time
2:00 pm London Time
9:00 am New York Time

Participants should dial one of the following numbers and quote ‘Coca-Cola Hellenic’:

Greek participants please dial	00800 4413 1378
US participants please dial	+1 866 819 7111
UK participants please dial

0800 953 0329

Other Intl’ participants please dial

+44 1452 542 301

The conference call, which will include management’s remarks, followed by a question and answer session, will last approximately one hour.

Alternatively, participants can log into www.coca-colahellenic.com for a live audio webcast of the conference call.

Please dial in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until and including November 12th, 2008

Greek and other international callers please dial	+44 1452 55 00 00
US callers please dial	1866 247 4222
UK callers please dial	0800 953 1533

Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at www.coca-colahellenic.irevents.com. This service will be available until November 19th, 2008.

INQUIRIES

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

George Toulantas Deputy Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) stock exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).  Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes.  For more information, please visit www.coca-colahellenic.com.

Coca-Cola Hellenic Bottling Company S.A.

announces the appointment of Robert Murray as Deputy CFO

Athens, Greece 22 October 2008 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) today announces that Robert Murray has been appointed to the new position of Deputy Chief Financial Officer. In this role, Robert will support Hellenic’s vision of driving sustainable growth through enhancing overall functional capabilities and contributing valuable experience to the finance organisation.  This appointment will further enable Nik Jhangiani to assume broader strategic responsibilities in addition to his current CFO role, related to exploring new opportunities that create a solid source of long-term growth for Coca-Cola Hellenic. To support a seamless transition to his new role, Robert has been working closely alongside Nik since July 2008.

Robert has held several key senior positions since joining the Coca-Cola system in 1987. At The Coca-Cola Bottling Company of New York, Rob was Controller of Operations, Director of Purchasing and CFO for the BevServ Division.

In 1997, he joined Coca-Cola Amatil in Vienna as Business Planning Manager for Europe and then Vending Manager. Having acquired significant cross-functional experience, Robert was appointed General Manager in Hungary in 2001, where under his leadership, the operation achieved significant top-line growth and a successful turnaround in profitability.

In 2006, he was appointed General Manager in Switzerland, where he oversaw the implementation of an enhanced route-to-market strategy, supporting improved sales effectiveness and volume and profitability growth in the country. Robert holds a diploma of Business Administration and Accounting from George Washington University.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, said “We are delighted to announce these organisational changes which demonstrate Hellenic’s strong focus on facilitating the growth of talent within the business. Robert’s successful track record further reinforces Hellenic’s management bench strength, while his appointment enables Nik to focus more on leveraging Coca-Cola Hellenic’s unique strengths to pursue long term strategic growth opportunities. We believe this announcement is fundamental in helping the Company to continue building sustainable shareholder value over the long term.”

ENQUIRIES

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

George Toulantas Deputy Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact:
Financial Dynamics US
David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) stock exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).  Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes.  For more information, please visit www.coca-colahellenic.com.

RESULTS FOR THE NINE MONTHS ENDED 26 SEPTEMBER 2008 (IFRS)

HIGHLIGHTS FOR THE NINE MONTHS

•                  Volume of 1,623 million unit cases, 4% above 2007. Net sales revenue rose to €5,389 million, 8% above 2007.

•                  Operating profit (EBIT) of €600 million, 3% below prior year.

•                  Net profit of €422 million, 3% below prior year, and earnings per share of €1.16, 3% below prior year.

THIRD QUARTER HIGHLIGHTS

•                  Volume of 610 million unit cases, 4% above 2007. Net sales revenue rose to €2,075 million, 9% above 2007.

•                  Operating profit (EBIT) of €286 million was flat compared to the prior year.

•                  Net profit of €213 million, flat compared to the prior year, and earnings per share of €0.58, 2% below prior year.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

“In the third quarter net sales revenue grew 9%, a solid performance given we were cycling strong comparable growth of 15% last year. Similarly, EBIT growth, whilst stable compared with last year’s very strong quarter, has improved over the preceding quarter as we benefit from our cost cutting and pricing initiatives. Our market place execution remains very strong in this challenging economic environment, with market share gains in almost all of our territories.

An ongoing focus on cost reductions together with the positive impact from recent pricing actions is expected to support the achievement of our full year guidance. In addition, as part of our current business planning cycle, we continue to look for opportunities to further reduce our cost base and improve operating leverage in response to the current economic environment with the aim of strengthening profitability in 2009.

We continue to manage our business for the long term, and believe that the breadth of our geographical coverage, resilience of our product portfolio and strong sales and marketing capabilities will enable Hellenic to outperform in an industry that continues to exhibit positive trends.”

	Nine months	Nine months	%	Q3	Q3%
Group Financial Results	2008	2007	change	2008	2007	change
Volume (million unit cases)	1,623.4	1,553.8	4%	609.7	583.8	4%

Net sales revenue (€ million)	5,389.2	5,002.1	8%	2,074.8	1,902.2	9%

Operating profit (EBIT in € million)	599.5	616.0	-3%	286.2	285.2	—

Net profit attributable to shareholders (€ million)	422.4	434.7	-3%	212.8	213.0	—

EPS (€)	1.16	1.20	-3%	0.58	0.59	-2%

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘Hellenic’ or the ‘Company’ or the ‘Group’) reported an earnings per share decline of 3% in the first nine months of 2008, cycling strong growth of 18% in the comparable prior-year period. Net sales revenues grew by 8% year to date, successfully cycling 17% growth last year. This solid top-line result reflected robust volume growth despite a highly challenging operating environment and the successful implementation of additional pricing initiatives. On a currency neutral basis, revenue per case grew by 5% in the third quarter, accelerating over earlier quarters as we took increased pricing in selected channels and packages across most of our territories. In addition, our continued strong focus on quality outlet execution allowed us to maintain or gain market share in most of our key countries.

However, volume growth of approximately 4% in the third quarter was below our plans, as adverse weather and challenging economic conditions in key countries negatively impacted consumer spending, particularly in our higher margin channels and products. With Hellenic’s operating infrastructure in 2008 geared to support higher growth, the volume shortfall reduced operating leverage. This, combined with continued high input cost pressures, adversely impacted operating profit in both periods under review. Encouragingly, during the third quarter we achieved a month-on-month improvement in operating profit growth as we implemented pricing and cost saving measures. We have identified additional cost reductions in the fourth quarter, which, combined with recent pricing actions, are expected to support the achievement of our full year 2008 financial targets and benefit operating profit into 2009.

Volume grew by approximately 4.5% in the first nine months 2008, successfully cycling 14% volume growth in the comparable prior-year period. Volume growth was achieved across all beverage categories and reporting segments, demonstrating the resilience of Hellenic’s diverse product portfolio and broad geographic coverage. Sparkling beverages volume grew 3% in the first nine months of the year with growth supported by sustained media support and strong outlet activation in connection with the 2008 Olympic Games. The continued success of Coke Zero, now present in 19 of our countries, together with solid growth of the Fanta and Sprite trademarks supported premium sparkling brands growth of 4% for the year to date. Sustained media support, combined with trade marketing activity and increased outlet distribution is supporting increased consumer appeal resulting in Coke Zero representing a growing share of total Coke trademark volume.

Coca-Cola Hellenic continued to achieve solid growth in still beverages and water which, combined, increased 8% in the first nine months of 2008. This was achieved through strong growth in the juice, tea, sports and energy drink categories driven by increased outlet penetration and innovation.  In Russia, we continue to focus on driving value with the launch of a range of juices enriched with natural minerals and vitamins under the Dobry trademark. In addition, we continue to leverage Group best practice in innovation with the introduction of the BonAqua Viva range of enhanced waters in Russia and with the launch of the Amita juice brand in Italy, following its long-standing success in Greece. We continue to gain share in the ready-to-drink tea category, as we expand the Nestea Vitao range of natural-flavoured teas across our territories. This is reinforcing Hellenic’s share leadership positions across its territories in this fast-growing, high-value category.

Operational Review by Reporting Segments

Established markets

	Nine months	Nine months	%	Q3	Q3%
	2008	2007	change	2008	2007	Change
Volume (million unit cases)	532.7	525.5	1%	193.0	193.1	—

Net sales revenue (€ million)	2,088.4	2,055.0	2%	746.7	737.6	1%

Operating profit (EBIT in € million)	237.6	250.2	-5%	90.8	99.1	-8%

•

Unit case volume was 533 million in the first nine months of 2008, 1% above the prior year. Unit case volume was 193 million for the third quarter, in line with last year, cycling solid growth of 8% in the comparable prior-year period.

•

In Greece, low single-digit volume growth was achieved in both the third quarter and first nine months driven by slight growth in sparkling beverages and mid-single digit growth in the still and water categories.

•

A low single-digit volume decline in Ireland in the third quarter reflected a challenging economic environment, compounded by adverse weather conditions in the second half of the quarter. Despite the difficult trading conditions, we are maintaining market share in the sparkling beverage category and gaining share in the still category.

•

Unit case volume in Italy grew in the low single digits in both periods under review, driven by strong growth in water as we continue to gain distribution points across the country. At the same time, the difficult economic environment, combined with unfavourable weather conditions, has contributed to reduced consumer spending, particularly in higher margin channels and packages.

•

Established markets contributed €238 million to the Group’s EBIT for the first nine months of 2008, 5% below the prior year and €91 million for the third quarter, 8% below the prior year on a comparable basis. Profitability for the first nine months has been negatively impacted by adverse channel and package mix as well as higher costs for sales, warehousing and freight, as we shift more of our volume to direct order generation under our route-to-market initiative.

Developing markets

	Nine months	Nine months	%	Q3	Q3%
	2008	2007	change	2008	2007	change
Volume (million unit cases)	310.2	294.7	5%	120.1	110.3	9%

Net sales revenue (€ million)	1,054.6	913.0	16%	425.4	353.6	20%

Operating profit (EBIT in € million)	102.9	101.5	1%	55.7	53.6	4%

•

Unit case volume grew 5% in the first nine months of 2008, cycling strong growth of 12% in the comparable prior-year period. Unit case volume was 120 million for the third quarter, 9% above the prior year, representing a strong improvement over the preceding quarter.

•

Sparkling beverages volume grew 4% in the first nine months, with solid growth of 7% for premium brands, partly offset by the continued, but planned, decline of our lower-value Lift brand. Combined, still and water beverages grew in the high single digits with the juice, tea and sports drink categories all achieving solid growth.

•

Poland achieved double-digit volume growth in both periods under review with strong growth in all categories contributing to share gains in the sparkling beverages category and the overall alcohol free beverages market.

•

Hungary achieved mid-single digit growth in the third quarter driven by the success of Coke Zero, strong activation of the Cappy Icefruit juice brand and the benefit of favourable weather late in the quarter. Trading conditions in Hungary remain challenging, however, with weak economic conditions adversely impacting consumer spending and contributing to a flat volume performance in the first nine months of the year.

•

Developing markets contributed €103 million to the Group’s EBIT for the first nine months of 2008, representing an increase of 1% over the prior year and €56 million for the third quarter, 4% above the prior year.

•

Operating profit performance in the first nine months was adversely impacted by negative channel and product mix, higher marketing costs related to the launch of Coke Zero, and increased warehouse and distribution costs related to the roll-out of SAP in the Czech Republic and Slovakia.

Emerging markets

	Nine months	Nine months	%	Q3	Q3%
	2008	2007	change	2008	2007	change
Volume (million unit cases)	780.5	733.6	6%	296.6	280.4	6%

Net sales revenue (€ million)	2,246.2	2,034.1	10%	902.7	811.0	11%

Operating profit (EBIT in € million)	259.0	264.3	-2%	139.7	132.5	5%

•	Unit case volume grew 6% in both the third quarter and the first nine months of 2008, successfully cycling 18% growth in the respective prior-year periods.

•

Sparkling beverages volume grew in the mid-single digits in the first nine months, led by growth in premium brands, partly offset by a planned decline in our Fruktime value brand in Russia and Ukraine as we manage the business for profitable volume growth. Still beverages grew by double digits led by strong gains in the juice and tea categories, with water growing in the mid-single digits.

•	Ukraine, Nigeria and Bulgaria led segmental performance with double-digit growth in the third quarter, with volumes in Romania and Serbia growing in the high single digits.

•

In Russia, volumes declined by approximately 4.5% in the third quarter with exceptionally poor weather as well as the impact of sustained high inflation and financial market volatility adversely affecting consumer confidence and spending. Despite the challenging operating environment, the system’s ongoing focus on brand investment and strong outlet execution, is leading to volume and value share gains in non-alcoholic ready-to-drink beverages in Russia.

•

Emerging markets contributed €259 million to the Group’s EBIT for the first nine months of 2008, representing a decrease of 2% over the prior year and €140 million for the quarter, 5% above the prior year, on a comparable basis.

•

Operating profit in this segment returned to growth in the third quarter with strong pricing actions and cost savings more than offsetting higher input costs and an adverse mix impact. For the year to date, operating profit was adversely impacted by negative channel and product mix, higher fruit juice costs and distribution expenses related to our Multon business in Russia, as well as increased sales and warehouse costs.

2008 Full Year Outlook

Coca-Cola Hellenic’s operating performance in the first nine months of 2008 reflects the impact of adverse weather, challenging economic conditions, rising commodity costs and one-off expenses. While the near-term operating environment remains highly challenging, longer-term we continue to believe that Coca-Cola Hellenic’s balanced portfolio of countries with exposure to higher growth markets, a diverse and expanding product range and best-in-class market execution capabilities supports future growth prospects. In addition, the quality of our country management teams and their past experience in operating through challenging economic conditions will help Hellenic to drive sustainable results.

We are continuing with the implementation of planned actions to support profitability in the fourth quarter, and while we remain cautious of current market conditions we reaffirm our full-year financial targets for 2008, as follows:

•                  Volume growth of approximately 4%,

•                  EBIT broadly stable compared with last year, and

•                  EPS broadly stable compared with last year.

We expect net capital expenditure to be approximately €600 million in 2008, including investment in building a front-end SAP platform which is expected to support further development of our sales capabilities and enhance customer service levels. We expect to achieve a ROIC of approximately 11.5% in 2008.

Group Financial Review

	Nine months
	2008 € million	2007 € million	% Change
Volume in unit cases (in millions)	1,623.4	1,553.8	+4%
Net sales revenue	5,389.2	5,002.1	+8%
Cost of goods sold	(3,192.0)	(2,930.8)	+9%
Gross profit	2,197.2	2,071.3	+6%
Total operating expenses	(1,597.7)	(1,455.3)	+10%
Operating profit (EBIT)	599.5	616.0	-3%
EBITDA	877.8	881.9	—
Net profit attributable to shareholders	422.4	434.7	-3%
Basic EPS (in euro)	1.16	1.20	-3%

	Third quarter
	2008 € million	2007 € million	% Change
Volume in unit cases (in millions)	609.7	583.8	+4%
Net sales revenue	2,074.8	1,902.2	+9%
Cost of goods sold	(1,217.2)	(1,093.0)	+11%
Gross profit	857.6	809.2	+6%
Total operating expenses	(571.4)	(524.0)	+9%
Operating profit (EBIT)	286.2	285.2	—
EBITDA	381.7	377.1	+1%
Net profit attributable to shareholders	212.8	213.0	—
Basic EPS (in euro)	0.58	0.59	-2%

Net sales revenue

Net sales revenue increased by 8% in the first nine months and 9% during the third quarter versus the comparable periods in 2007. On a currency neutral basis, net sales revenue per unit case for the Group increased by approximately 4% in the first nine months of 2008 versus 2007 and by approximately 5% in the third quarter. In terms of segments, net sales revenue per unit case grew by approximately 9% in the emerging segment and by 1% and 2% respectively in the established and developing segments, on a currency neutral basis in the first nine months of 2008 versus the prior year.

Cost of goods sold

Cost of goods sold increased by 9% during the first nine months and by 11% during the third quarter of 2008 versus the same periods in the prior year. Cost of goods sold per unit case increased by 4.2% in the first nine months of 2008 compared to the prior year, driven by continued raw materials cost pressure, primarily in PET resin.

Gross profit

In the first nine months of 2008, gross profit margins decreased from 41.4% last year to 40.8%.  In the third quarter, gross profit margins decreased from 42.5% in 2007 to 41.3%. The reductions in gross margin primarily resulted from increases in raw material costs.

Operating expenses

Total operating expenses increased by 10% in the first nine months of 2008 and by 9% in the third quarter versus the same periods in 2007. The increase in operating expenses has been driven by higher warehouse costs and increased distribution expenses, arising mainly from higher fuel prices.

Operating profit (EBIT)

Operating profit decreased by 3% for the first nine months of the year from €616 million last year to €600 million and remained roughly flat for the third quarter at €286 million versus €285 million in 2007. In spite of pricing initiatives and volume growth in many markets, raw material input costs and operating expense pressure resulted in an operating margin decline of 119 basis points compared to the first nine months of the prior year.

Tax

Coca-Cola Hellenic’s effective tax rate for the first nine months of 2008 was approximately 17% versus 20% in the previous year.  The effective tax rate for the Company varies quarterly based on the mix of taxable profits and deductible expenses across our territories. We expect a full year tax rate of approximately 18%.

Net profit

Net profit for the first nine months of 2008 decreased by 3% from €435 million in 2007 to €422 million and remained flat for the third quarter at €213 million.

Cash flow

Cash flow generated from operating activities decreased by €23 million from €751 million during the first nine months of 2007 to €728 million in 2008. Including the impact of net capital expenditure, operating cash inflows were €269 million during the first nine months of 2008, compared to €399 million in the same period in the previous year.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €459 million for the first nine months of 2008, compared to €352 million in 2007.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) stock exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).  Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes.  For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the third quarter of 2008 financial results on 5 November 2008 at 4:00 pm, Athens time (2:00 pm, London time 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

George Toulantas Deputy Investor Relations Director	Tel: +30 210 618 3255 email: george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2008 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

The annual report of Coca-Cola Hellenic on Form 20-F was filed with the U.S. Securities and Exchange Commission on June 30, 2008.  Coca-Cola Hellenic will make available to any interested shareholder, upon request, a hard copy of this annual report on Form 20-F entirely free of charge.

Condensed consolidated interim income statement (unaudited)

		Nine months to	Nine months to
	Note	26 September 2008	28 September 2007
		€ million	€ million
Net sales revenue	3	5,389.2	5,002.1

Cost of goods sold		(3,192.0)	(2,930.8)

Gross profit		2,197.2	2,071.3

Operating expenses		(1,597.7)	(1,455.3)

Operating profit (EBIT)	3	599.5	616.0

Finance costs	4	(77.6)	(60.7)
Share of results of equity method investments		(0.8)	—

Profit before tax		521.1	555.3

Tax	5	(86.8)	(109.8)

Net profit for the period		434.3	445.5

Attributable to:
Minority interests		11.9	10.8
Shareholders of the Group		422.4	434.7
		434.3	445.5

Basic earnings per share (euro)	6	1.16	1.20
Diluted earnings per share (euro)	6	1.16	1.19

Volume (million unit cases)	3	1,623.4	1,553.8

EBITDA (€ million)	3	877.8	881.9

The notes on pages 18 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

		Three months to	Three months to
	Note	26 September 2008	28 September 2007
		€ million	€ million
Net sales revenue	3	2,074.8	1,902.2

Cost of goods sold		(1,217.2)	(1,093.0)

Gross profit		857.6	809.2

Operating expenses		(571.4)	(524.0)

Operating profit (EBIT)	3	286.2	285.2

Finance costs	4	(27.2)	(23.9)
Share of results of equity method investments		(0.4)	(0.3)

Profit before tax		258.6	261.0

Tax	5	(41.9)	(43.8)

Net profit for the period		216.7	217.2

Attributable to:
Minority interests		3.9	4.2
Shareholders of the Group		212.8	213.0
		216.7	217.2

Basic earnings per share (euro)	6	0.58	0.59
Diluted earnings per share (euro)	6	0.58	0.58

Volume (million unit cases)	3	609.7	583.8

EBITDA (€ million)	3	381.7	377.1

The notes on pages 18 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim balance sheet (unaudited)

		As at	As at
	Note	26 September 2008	31 December 2007
		€ million	€ million
Assets

Intangible assets	7	1,903.0	1,913.0
Property, plant and equipment	7	3,191.8	2,857.8
Other non-current assets		136.4	111.7

Total non-current assets		5,231.2	4,882.5

Inventories		624.9	509.2
Trade and other receivables		1,296.4	1,045.6
Cash and cash equivalents	8	388.3	197.0

Total current assets		2,309.6	1,751.8

Total assets		7,540.8	6,634.3

Liabilities

Short-term borrowings	8	774.3	316.3
Other current liabilities		1,562.0	1,266.2

Total current liabilities		2,336.3	1,582.5

Long-term borrowings	8	1,266.2	1,582.4
Other non-current liabilities		432.7	417.1

Total non-current liabilities		1,698.9	1,999.5

Shareholders’ equity		3,407.6	2,956.8
Minority interests		98.0	95.5

Total equity		3,505.6	3,052.3

Total equity and liabilities		7,540.8	6,634.3

The notes on pages 18 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated  interim cash flow statement (unaudited)

	Note	Nine months to 26 September 2008	Nine months to 28 September 2007
		€ million	€ million
Operating activities:
Operating profit		599.5	616.0
Depreciation of property, plant and equipment	7	266.5	259.4
Amortisation and adjustments to intangible assets	7	4.6	2.3
Employee share options		7.2	4.2
		877.8	881.9

Gains on disposal of non-current assets		(20.0)	(3.5)
Increase in inventories		(108.3)	(109.9)
Increase in trade and other receivables		(237.6)	(161.8)
Increase in trade payables and other liabilities		290.4	213.9
Tax paid		(74.1)	(69.9)
Cash flow generated from operating activities		728.2	750.7

Investing activities:
Payments for purchase of property, plant and equipment and intangible assets		(446.2)	(348.4)
Receipts from disposal of property, plant and equipment		33.5	16.9
Receipts from disposal of intangible assets		28.3	—
Net (payments for) / receipts from investments		(15.8)	1.9
Net payments for acquisitions		(0.9)	(171.8)
Net cash used in investing activities		(401.1)	(501.4)

Financing activities:
Proceeds from shares issued to employees exercising stock options		21.1	—
Net increase / (decrease) in borrowings		90.8	(50.2)
Principal repayments of finance lease obligations		(46.3)	(20.2)
Net interest paid		(99.7)	(79.3)
Dividends paid		(100.1)	(84.0)
Net cash used in financing activities		(134.2)	(233.7)

Increase in cash and cash equivalents		192.9	15.6

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		197.0	305.5
Increase in cash and cash equivalents		192.9	15.6
Effect of changes in exchange rates		(1.6)	4.1
Cash and cash equivalents		388.3	325.2

The notes on pages 18 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Consolidated interim statement of changes in equity (unaudited)

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1
Net profit for the period	—	—	—	—	434.7	434.7	10.8	445.5
Valuation gains on available-for-sale investments taken to equity	—	—	—	3.5	—	3.5	—	3.5
Cash flow hedges:
Losses transferred to profit and loss for the period	—	—	—	0.4	—	0.4	—	0.4
Foreign currency translation	—	—	(33.7)	—	—	(33.7)	(1.7)	(35.4)
Tax on items taken directly to or transferred from equity	—	—	—	(0.9)	—	(0.9)	—	(0.9)
Comprehensive (loss) / income for the period	—	—	(33.7)	3.0	434.7	404.0	9.1	413.1
Share based compensation :
Options	—	—	—	4.2	—	4.2	—	4.2
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Slovenia	—	—	2.3	—	(2.3)	—	—	—
Appropriation of reserves	—	—	—	16.0	(16.0)	—	—	—
Dividends	—	—	—	—	(77.5)	(77.5)	(6.6)	(84.1)
Balance as at 28 September 2007	121.0	1,697.5	101.1	320.7	720.5	2,960.8	96.3	3,057.1
Net profit for the period	—	—	—	—	37.6	37.6	3.7	41.3
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.6	—	0.6	—	0.6
Cash flow hedges:
Losses taken to equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Losses transferred to profit and loss for the period	—	—	—	0.2	—	0.2	—	0.2
Foreign currency translation	—	—	(8.7)	—	—	(8.7)	1.3	(7.4)
Comprehensive (loss) / income for the period	—	—	(8.7)	(0.4)	37.6	28.5	5.0	33.5
Bonus shares	60.6	(61.2)	—	—	—	(0.6)	—	(0.6)
Shares issued to employees exercising stock options	0.3	8.4	—	—	—	8.7	—	8.7
Share based compensation:
Options	—	—	—	1.6	—	1.6	—	1.6
Appropriation of reserves	—	—	—	(3.6)	3.6	—	—	—
Statutory minimum dividend	—	—	—	—	(42.2)	(42.2)	—	(42.2)
Dividends	—	—	—	—	—	—	(5.8)	(5.8)
Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3

The notes on pages 18 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Net profit for the period	—	—	—	—	422.4	422.4	11.9	434.3
Valuation losses on available-for-sale investments taken to equity	—	—	—	(3.0)	—	(3.0)	—	(3.0)
Gains on disposal of available-for-sale investments transferred to profit and loss of the period	—	—	—	(4.8)	—	(4.8)	—	(4.8)
Cash flow hedges:
Gains taken to equity	—	—	—	1.2	—	1.2	—	1.2
Losses transferred to profit and loss for the period	—	—	—	1.4	—	1.4	—	1.4
Foreign currency translation	—	—	53.1	—	—	53.1	(0.2)	52.9
Tax on items taken directly to or transferred from equity	—	—	—	1.5	—	1.5	—	1.5
Comprehensive income / (loss) for the period	—	—	53.1	(3.7)	422.4	471.8	11.7	483.5
Shares issued to employees exercising stock options	0.8	20.3	—	—	—	21.1	—	21.1
Share based compensation:
Options	—	—	—	7.2	—	7.2	—	7.2
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Cyprus	—	—	1.6	—	(1.6)	—	—	—
Acquisition of shares held by minority interests in Croatia	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	30.9	(30.9)	—	—	—
Dividends	—	—	—	—	(49.1)	(49.1)	(9.0)	(58.1)
Balance as at 26 September 2008	182.7	1,665.0	147.1	352.5	1,060.3	3,407.6	98.0	3,505.6

The notes on pages 18 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

Operating results for the nine months ended 26 September 2008 are not indicative of the results that may be expected for the year ended 31 December 2008 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated interim financial statements for the periods presented. These condensed consolidated interim financial statements should be read in conjunction with the 2007 annual financial statements, which include a full description of the accounting policies of the Company.

Certain comparative figures have been reclassified to conform with changes in presentation in the current period.

2.                          Exchange rates

For Coca-Cola Hellenic, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	26 September 2008	28 September 2007	26 September 2008	31 December 2007
US dollar	1.53	1.35	1.47	1.45
UK sterling	0.78	0.68	0.79	0.73
Polish zloty	3.42	3.83	3.32	3.61
Nigerian naira	179.92	171.96	172.77	171.46
Hungarian forint	246.63	250.65	240.60	254.23
Swiss franc	1.61	1.64	1.60	1.67
Russian rouble	36.64	34.80	36.71	35.93
Romanian leu	3.64	3.30	3.67	3.53

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:

Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows:

	Three Months Ended		Nine months ended
	26 September 2008	28 September 2007	26 September 2008	28 September 2007
Volume in unit cases (million)
Established countries	193.0	193.1	532.7	525.5
Developing countries	120.1	110.3	310.2	294.7
Emerging countries	296.6	280.4	780.5	733.6
	609.7	583.8	1,623.4	1,553.8

Net sales revenue (€ million)
Established countries	746.7	737.6	2,088.4	2,055.0
Developing countries	425.4	353.6	1,054.6	913.0
Emerging countries	902.7	811.0	2,246.2	2,034.1
	2,074.8	1,902.2	5,389.2	5,002.1

EBITDA (€ million)
Established countries	118.1	131.2	324.6	341.5
Developing countries	75.4	70.5	157.5	152.6
Emerging countries	188.2	175.4	395.7	387.8
	381.7	377.1	877.8	881.9

EBIT (€ million)
Established countries	90.8	99.1	237.6	250.2
Developing countries	55.7	53.6	102.9	101.5
Emerging countries	139.7	132.5	259.0	264.3
	286.2	285.2	599.5	616.0
Reconciling items (€ million)
Finance costs			(77.6)	(60.7)
Share of results of equity method investments			(0.8)	—
Taxation			(86.8)	(109.8)
Minority interests			(11.9)	(10.8)
Profit for the period attributable to shareholders of the Group			422.4	434.7

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.             Segmental analysis (continued)

	As at
	26 September 2008	31 December 2007
Total assets (€ million)
Established countries	3,298.2	3,099.1
Developing countries	1,335.9	1,097.4
Emerging countries	3,069.0	2,616.3
Corporate / intersegment receivables	(162.3)	(178.5)
	7,540.8	6,634.3

4.             Finance costs

	Three Months Ended		Nine Months Ended
	26 September 2008	28 September 2007	26 September 2008	28 September 2007
	€ million	€ million	€ million	€ million
Interest expense	35.8	26.7	91.1	68.4
Net foreign exchange translation (gains) / losses	(0.2)	—	1.0	0.2
Fair value losses on interest rate swaps and forward contracts	0.4	—	—	—
Interest income	(8.8)	(2.8)	(14.5)	(7.9)
Total finance costs	27.2	23.9	77.6	60.7

5.             Tax

The effective tax rate for the Company differs from the 2008 Greek statutory rate of 25% as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Company operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Company range from 0%-31%.

The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which do not necessarily refer to the current period’s operations.

The effective tax rate (excluding the adjustments to intangible assets) is approximately 17% for the first nine months of 2008 (2007: 20%). This rate is quoted before any tax credit is recognised for the current recognition of acquired and previously unrecognised accumulated tax benefits.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

6.                                      Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares in issue during the period (2008 nine months: 364,651,055; 2008 third quarter 365,379,256; 2007 nine months and third quarter: 363,101,874). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

Comparative earnings per share have been adjusted for the bonus share issue in 2007.

7.                                      Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million
Opening net book value as at 1 January 2008	2,857.8	1,913.0
Additions	604.8	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(2.0)
Arising on prior year acquisitions	11.6	(8.5)
Disposals	(41.4)	(17.6)
Depreciation / amortization	(266.5)	(2.6)
Foreign exchange differences	25.5	20.7
Closing net book value as at 26 September 2008	3,191.8	1,903.0

8.                                      Net debt

	As at	As at
	26 September 2008	31 December 2007
	€ million	€ million
Long-term borrowings	1,266.2	1,582.4
Short-term borrowings	774.3	316.3
Cash and cash equivalents	(388.3)	(197.0)
Net debt	1,652.2	1,701.7

Under the €2.0 billion Euro Medium Term Note programme, the Company has a €350.0 million       3-year Euro-denominated bond which matures on 24 March 2009. As at 26 September 2008 this was included within short-term borrowings. Short-term debt balances were also increased to fund capital expenditures, working capital needs and investments.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

9.                                      Share capital

During the first nine months of 2008, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 824,832, 810,511 and 28,397 new ordinary shares, on 28 February, 13 May and 7 August 2008 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €21.1 million.

After the above increases, the share capital amounts to €182.7 million and is divided into 365,402,097 shares with a nominal value of €0.50 each.

10.                               Dividends

The shareholders approved a dividend of €0.25 per share (totalling €91.3 million), for the year ended 31 December 2007, at the Annual General Meeting held on 23 June 2008. €42.2 million of the total dividend was accrued as of 31 December 2007, as a statutory minimum dividend in accordance with Greek corporate legislation. The remaining €49.1 million was recorded in shareholders’ equity in the second quarter of 2008 as an appropriation of retained earnings. Dividend payments commenced on 3 July 2008.

11.                               Contingencies

There have been no significant changes in contingencies since 31 December 2007 (as described in the 2007 Annual Report available on the Company’s web site: www.coca-colahellenic.com).

12.                               Employee numbers

The average number of full-time equivalent employees in the nine months of 2008 was 48,186 (2007: 45,890).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: December 1, 2008